

December 14, 2023

Tan Hock Chye
Chief Financial Officer
SEATech Ventures Corp.
11-05 & 11-06, Tower A , Avenue 3 Vertical Business Suite
Jalan Kerinchi, Bangsar South, 59200
Kuala Lumpur, Malaysia

> **Re: SEATech Ventures Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 8-K filed November 2, 2023**
> **File No. 333-230479**

Dear Tan Hock Chye:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures
Disclosures Control and Procedures, page 19

1. Please address the following:
    - We note you provided the management's assessment on your internal control over financial reporting. However, the management's conclusion as to the effectiveness of your disclosure controls and procedures was omitted from the filing. Please amend to include the missing disclosure. Refer to Item 307 of Regulation S-K.
    - Revise to identify the specific COSO framework used for your assessment of the effectiveness of the internal control over financial reporting, i.e., the 1992 Framework or the updated 2013 Framework.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

2.   Please revise to present basic and diluted net loss per share amounts rounded to the nearest cent (i.e., only two decimal points), in order not to imply a greater degree of precision than exists.

Form 8-K filed November 2, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

3.   We note from your disclosure in this Form 8-K that on October 13, 2023, you completed the acquisition of Just Supply Chain Limited for 21,831,660 units in stock valued at $17.5 million. Please tell us in your response how you recorded this transaction and your consideration to provide financial statements of the acquiree. Your response should include your assessment of significance in accordance with Rule 1-02(w) of Regulation S-X in assessing compliance with Rule 3-05(a)(2)(ii) of Regulation S-X if you have determined that a business has been acquired.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amy Geddes at 202-551-3304 or Stephen Kim at 202-551-3291 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services